

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2018

Jeffrey Wun
Chief Executive Officer
Aerkomm Inc.
923 Incline Way #39
Incline Village, NV 89451

> **Re: Aerkomm Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 30, 2018**
> **File No. 333-222208**

Dear Mr. Wun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2018 letter.

Amendment No. 3 to Form S-1

Prospectus Summary
The Offering
Securities being offered, page 5

1.   You disclose a maximum offering amount of $60 million throughout the prospectus. However, on page 5, you state that you are offering up to a maximum of 8,117,647 shares of common stock at an anticipated offering price of $8.50 per share ($69 million). Please revise to clarify this inconsistency.

<u>Market for Common Equity and Related Stockholder Matters, page 33</u>

2.   Refer to prior comment 1. We note your response and revised disclosure stating that you expect to meet the various listing requirements as a result of the completion of this offering. Please expand upon this conclusory statement and provide us with your analysis as to how you intend to satisfy the various initial listing standards of either the Nasdaq or NYSE. For example, if the Company chooses the NYSE, do you anticipate meeting the requisite number of publicly held shares if only the minimum number of shares are sold in this best efforts offering? If not, please tell us how many shares you would need to sell in order to meet the requirement. Additionally, clarify whether the Company will be able to meet any listing requirement concerning an average monthly trading volume. We note your disclosure on page 33 that your stock only recently began trading and is "extremely thinly traded."

3.   Consider including disclosure cautioning investors that they may experience a delay between the closing of the purchase of shares of the Company's common stock and the commencement of any exchange trading of the Company's common stock given that you have not yet submitted a listing application or determined on which exchange you will seek to list your shares. We note that you do not plan to submit a listing application until after effectiveness of this registration statement and the filing of audited financial statements for your changed fiscal year end. In this respect, please remove the statement on page 73 that you expect your shares of common stock will begin trading on either the NYSE or Nasdaq "upon consummation of this offering."

        Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

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